Filed Pursuant to Rule 433

Registration Statement No. 333-156218

March 2, 2010

The Export-Import Bank of Korea

US$1,000,000,000 4.125% Notes due 2015 (the “Notes”)

Final Term Sheet

Issuer	The Export-Import Bank of Korea

Issue currency	U.S. Dollar ($)

Issue size	US$1,000,000,000

Maturity Date	September 9, 2015

Settlement date	On or about March 9, 2010, which will be the fifth business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest Rate	4.125% per annum (payable semi-annually)

Interest Payment Dates	March 9 and September 9 of each year, commencing on September 9, 2010. Interest on the Notes will accrue from March 9, 2010. If any Interest Payment Date or the Maturity Date falls on a day that is not a business day (as defined in the prospectus), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on the Interest Payment Date or the Maturity Date (as the case may be), and no interest shall be payable in respect of such delay.

Public Offering Price	99.465%

Gross Proceeds	US$994,650,000

Underwriting Discounts	0.3%

Net Proceeds (after deducting underwriting discounts but not estimated expenses)	US$991,650,000

Denominations	US$100k/1k

Day count	30/360

CUSIP	302154 AV1

ISIN	US302154AV15

Common Code	049116098

Format	The Notes will be registered with the U.S. Securities and Exchange Commission

Listing	We have received approval in-principle for the listing of the Notes on the Singapore Exchange Securities Trading Limited

Governing Law	New York

Joint Bookrunners	Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities Inc., The Royal Bank of Scotland plc and UBS AG

Joint Lead Managers	Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities Inc., The Royal Bank of Scotland plc, UBS AG, Hana Daetoo Securities Co., Ltd. and Woori Investment & Securities Co., Ltd.

Fiscal Agent	The Bank of New York Mellon (formerly known as The Bank of New York)

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-827-6444, ext. 561-3884.

The most recent prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/873463/000119312510045333/d424b5.htm

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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